UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of
November 2021
Commission File Number:
001-38587

Aurora Mobile Limited

14/F, China Certification and Inspection Building
No. 8, Keji South 12th Road, Nanshan District
Shenzhen, Guangdong 518057
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
Form
20-F  ☒            Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Consolidated Interim Financial Statements

99.2	English translation of Term Loan Agreement, dated April 16, 2021, by and between Aurora Mobile Limited and Shanghai Pudong Development Bank

101.INS*	Inline XBRL Instance Document -- this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA MOBILE LIMITED

By:	/s/ Shan-Nen Bong
Name:	Shan-Nen Bong
Title:	Chief Financial Officer
Date: November 10, 2021

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